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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM 13F

                     FORM 13F Cover Page
```

```
        Report for the Calendar Year or Quarter Ended June 30, 2008
```

Check here if Amendment: |_|; Amendment Number: _____

This Amendment (Check only one): |_| is a restatement
                                  |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
         New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie   New York, New York   August 14, 2008
-------------------   -----------------   -------------------
    [Signature]   [City, State]   [Date]

<PAGE>

Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
         manager are reported in this report).

[ ]   13F NOTICE. (Check here if no holdings reported are in this report,
         and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
         this reporting manager are reported in this report and a portion are
         reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

                          Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 1

Form 13F Information Table Entry Total: 117

Form 13F Information Table Value Total: $447,052
                                        (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

Form 13F File Number   Name
28-12869   Tiedemann/Falconer Partners L.P.

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>

	COL 1	COL 2	COL 3	COL 4	COL 5		COL 6	COL 7	COL 8		
				Market					Voting Authority		
	Name of Security	Title of Class	Cusip	Value	Shares or	Sh/	Put/	Investment	Other	Sole	Shared None
			Number	(x000)	Prn Amt	PRN	Call	Discretion	Mgrs		
<S>		<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	
A D C TELECOMMUNICATIONS	COM NEW	000886309	7,385	500,000	SH		SOLE	NONE	500,000	
ANADIGICS INC	COM	032515108	14,563	1,478,476	SH		SOLE	NONE	1,478,476	
ANHEUSER BUSCH COS INC	COM	035229103	11,752	189,178	SH		SOLE	NONE	189,178	
ANHEUSER BUSCH COS INC	COM	035229103	4,845	78,000	SH	PUT	SOLE	NONE	78,000	
ANSOFT CORP	COM	036384105	3,216	88,365	SH		SOLE	NONE	88,365	
APEX SILVER MINES LTD	NOTE 4.000% 9/1	03760XAD3	260	500,000	PRN		SOLE	NONE	500,000	
APPLERA CORP	COM AP BIO GRP	038020103	5,233	156,300	SH		SOLE	NONE	156,300	
ASCENT SOLAR TECHNOLOGIES IN	COM	043635101	207	20,000	SH		SOLE	NONE	20,000	
AXCELIS TECHNOLOGIES INC	COM	054540109	6,689	1,370,711	SH		SOLE	NONE	1,370,711	
BCE INC	COM NEW	05534B760	1,727	49,600	SH		SOLE	NONE	49,600	
BLACK & DECKER CORP	COM	091797100	1,150	20,000	SH	CALL	SOLE	NONE	20,000	
BLACK HILLS CORP	COM	092113109	481	15,000	SH		SOLE	NONE	15,000	
BOOTS & COOTS / INTL WELL CTRL	COM NEW	099469504	333	140,000	SH		SOLE	NONE	140,000	
BUILDERS FIRSTSOURCE INC	COM	12008R107	155	29,200	SH	CALL	SOLE	NONE	29,200	
BUNGE LIMITED	COM	G16962105	646	6,000	SH		SOLE	NONE	6,000	
CALPINE CORP	COM NEW	131347304	1,464	64,908	SH		SOLE	NONE	64,908	
CANO PETE INC	COM	137801106	715	90,000	SH		SOLE	NONE	90,000	
CARNIVAL CORP	PAIRED CTF	143658300	330	10,000	SH	PUT	SOLE	NONE	10,000	
CARRIZO OIL & CO INC	COM	144577103	681	10,000	SH		SOLE	NONE	10,000	
CHC HELICOPTER CORP	CL A SUB VTG	12541C203	5,204	169,000	SH		SOLE	NONE	169,000	
CHEESECAKE FACTORY INC	COM	163072101	4,375	275,000	SH		SOLE	NONE	275,000	
CLEAR CHANNEL COMMUNICATIONS	COM	184502102	5,551	157,707	SH		SOLE	NONE	157,707	
CMS ENERGY CORP	COM	125896100	1,267	85,000	SH		SOLE	NONE	85,000	
CMS ENERGY CORP	COM	125896100	954	64,000	SH	PUT	SOLE	NONE	64,000	
COMPTON PETE CORP	COM	204940100	508	40,000	SH		SOLE	NONE	40,000	
CONOCOPHILLIPS	COM	20825C104	2,832	30,000	SH	PUT	SOLE	NONE	30,000	
CORN PRODS INTL INC	COM	219023108	692	14,096	SH		SOLE	NONE	14,096	
CROCS INC	COM	227046109	601	75,000	SH		SOLE	NONE	75,000	
CROCS INC	COM	227046109	15,620	1,950,000	SH	PUT	SOLE	NONE	1,950,000	
CSK AUTO CORP	COM	125965103	6,324	603,454	SH		SOLE	NONE	603,454	
CURRENCYSHARES AUSTRALIAN DL	AUSTRALIAN DOL	23129U101	965	10,000	SH		SOLE	NONE	10,000	
CYTRX CORP	COM NEW	232828301	65	100,000	SH		SOLE	NONE	100,000	
DIEBOLD INC	COM	253651103	6,777	190,486	SH		SOLE	NONE	190,486	
DIEBOLD INC	COM	253651103	1,121	31,500	SH	PUT	SOLE	NONE	31,500	
DOLLAR TREE INC	COM	256746108	17,162	525,000	SH		SOLE	NONE	525,000	
DRS TECHNOLOGIES INC	COM	23330X100	5,550	70,500	SH		SOLE	NONE	70,500	
E TRADE FINANCIAL CORP	COM	269246104	73	23,225	SH		SOLE	NONE	23,225	
EASTMAN KODAK CO	COM	277461109	14,430	1,000,000	SH	CALL	SOLE	NONE	1,000,000	
ELAN PLC	ADR	284131208	712	20,000	SH	PUT	SOLE	NONE	20,000	
ELECTRONIC DATA SYS NEW	COM	285661104	4,035	163,776	SH		SOLE	NONE	163,776	
ESMARK INC	COM	296475106	1,198	62,661	SH		SOLE	NONE	62,661	
FEDERAL HOME LN MTG CORP	COM	313400301	164	10,000	SH	PUT	SOLE	NONE	10,000	
GARMIN LTD	ORD	G37260109	8,568	200,000	SH		SOLE	NONE	200,000	
GENESCO INC	COM	371532102	4,577	148,256	SH		SOLE	NONE	148,256	
GETTY IMAGES INC	COM	374276103	7,900	232,826	SH		SOLE	NONE	232,826	
GREY WOLF INC	COM	397888108	3,587	397,260	SH		SOLE	NONE	397,260	
HILB ROGAL & HOBBS CO	COM	431294107	3,303	76,000	SH		SOLE	NONE	76,000	
HUNTSMAN CORP	COM	447011107	4,855	425,892	SH		SOLE	NONE	425,892	

HUNTSMAN CORP	COM	447011107	1,140	100,000	SH	CALL	SOLE	NONE	100,000
HUNTSMAN CORP	COM	447011107	546	47,900	SH	PUT	SOLE	NONE	47,900
ISHARES TR	20+ YR TRS BD	464287432	3,694	40,000	SH	PUT	SOLE	NONE	40,000
IMAX CORP	COM	45245E109	342	50,000	SH		SOLE	NONE	50,000
INVITROGEN CORP	COM	46185R100	1,963	50,000	SH	CALL	SOLE	NONE	50,000
IPCS INC	COM NEW	44980Y305	593	20,000	SH		SOLE	NONE	20,000
ITRON INC	COM	465741106	738	7,500	SH		SOLE	NONE	7,500
J CREW GROUP INC	COM	46612H402	23,107	700,000	SH		SOLE	NONE	700,000
JETBLUE AIRWAYS CORP	DBCV 3.750% 3/1	477143AC5	953	1,500,000	PRN		SOLE	NONE	1,500,000
KINROSS GOLD CORP	COM NO PAR	496902404	708	30,000	SH		SOLE	NONE	30,000
KODIAK OIL & GAS CORP	COM	50015Q100	570	125,000	SH		SOLE	NONE	125,000
LANDRYS RESTAURANTS INC	COM	51508L103	3,045	169,432	SH		SOLE	NONE	169,432
LULULEMON ATHLETICA INC	COM	550021109	5,376	185,000	SH		SOLE	NONE	185,000
LULULEMON ATHLETICA INC	COM	550021109	5,521	190,000	SH	CALL	SOLE	NONE	190,000
MANITOWOC INC	COM	563571108	1,102	33,880	SH		SOLE	NONE	33,880
MENTOR GRAPHICS CORP	COM	587200106	4,054	256,600	SH		SOLE	NONE	256,600
MERRILL LYNCH & CO INC	COM	590188108	317	10,000	SH	PUT	SOLE	NONE	10,000
MGM MIRAGE	COM	552953101	339	10,000	SH		SOLE	NONE	10,000
MIDWAY GAMES INC	NOTE 6.000% 9/3	598148AB0	1,845	2,200,000	PRN		SOLE	NONE	2,200,000
NABORS INDS INC	NOTE 0.940% 5/1	629568AP1	1,845	1,500,000	PRN		SOLE	NONE	1,500,000
NABORS INDUSTRIES LTD	SHS	G6359F103	492	10,000	SH		SOLE	NONE	10,000
NAVTEQ CORP	COM	63936L100	10,011	130,010	SH		SOLE	NONE	130,010
NOBLE CORPORATION	SHS	G65422100	974	15,000	SH		SOLE	NONE	15,000
NOBLE CORPORATION	SHS	G65422100	650	10,000	SH	PUT	SOLE	NONE	10,000
NORDSTROM INC	COM	655664100	303	10,000	SH	PUT	SOLE	NONE	10,000
NYMEX HOLDINGS INC	COM	62948N104	13,116	155,256	SH		SOLE	NONE	155,256
OIL SVC HOLDRS TR	DEPOSTRY RCPT	678002106	2,220	10,000	SH	PUT	SOLE	NONE	10,000
ORBITZ WORLDWIDE INC	COM	68557K109	281	56,000	SH		SOLE	NONE	56,000
P F CHANGS CHINA BISTRO INC	COM	69333Y108	4,455	199,400	SH		SOLE	NONE	199,400
POWERSHARES QQQ TRUST	UNIT SER 1	73935A104	2,259	50,000	SH	PUT	SOLE	NONE	50,000
PRIDE INTL INC DEL	COM	74153Q102	2,010	42,500	SH		SOLE	NONE	42,500
PRIDE INTL INC DEL	COM	74153Q102	752	15,900	SH	PUT	SOLE	NONE	15,900
PRIDE INTL INC DEL	COM	74153Q102	946	20,000	SH	CALL	SOLE	NONE	20,000
PROSHARES TR	ULTRSHRT 20YRS	74347R297	2,401	35,000	SH		SOLE	NONE	35,000
QUESTAR CORP	COM	748356102	1,066	15,000	SH		SOLE	NONE	15,000
QUESTAR CORP	COM	748356102	1,066	15,000	SH	PUT	SOLE	NONE	15,000
QUICKSILVER RESOURCES INC	COM	74837R104	386	10,000	SH		SOLE	NONE	10,000
QUICKSILVER RESOURCES INC	COM	74837R104	460	11,900	SH	CALL	SOLE	NONE	11,900
RED ROBIN GOURMET BURGERS IN	COM	75689M101	680	24,500	SH		SOLE	NONE	24,500
RIO TINTO PLC	SPONSORED ADR	767204100	464	937	SH		SOLE	NONE	937
SPDR TR	UNIT SER 1	78462F103	49,272	385,000	SH		SOLE	NONE	385,000
SEAGATE TECHNOLOGY	SHS	G7945J104	11,478	600,000	SH		SOLE	NONE	600,000
SEMICONDUCTOR HLDRS TR	DEP RCPT	816636203	2,372	80,000	SH	PUT	SOLE	NONE	80,000
SEMTECH CORP	COM	816850101	5,628	400,000	SH		SOLE	NONE	400,000
SIRIUS SATELLITE RADIO INC	COM	82966U103	405	211,000	SH		SOLE	NONE	211,000
SUNTECH PWR HLDGS CO LTD	ADR	86800C104	562	15,000	SH		SOLE	NONE	15,000
TAKE-TWO INTERACTIVE SOFTWAR	COM	874054109	12,374	483,913	SH		SOLE	NONE	483,913
TAKE-TWO INTERACTIVE SOFTWAR	COM	874054109	511	20,000	SH	CALL	SOLE	NONE	20,000
TESORO CORP	COM	881609101	395	20,000	SH		SOLE	NONE	20,000
TESORO CORP	COM	881609101	2,570	130,000	SH	CALL	SOLE	NONE	130,000
TRIZETTO GROUP INC	COM	896882107	6,327	295,944	SH		SOLE	NONE	295,944
TURBOCHEF TECHNOLOGIES INC	COM NEW	900006206	2,309	483,000	SH		SOLE	NONE	483,000
PROSHARES TR	ULTRA FINL PRO	74347R743	302	15,000	SH		SOLE	NONE	15,000
PROSHARES TR	ULTR SHRT MSCI	74347R354	2,457	32,500	SH		SOLE	NONE	32,500
PROSHARES TR	ULTRASHRT O&G	74347R586	668	25,000	SH		SOLE	NONE	25,000
UNDER ARMOUR INC	CL A	904311107	9,230	360,000	SH		SOLE	NONE	360,000
UNDER ARMOUR INC	CL A	904311107	16,666	650,000	SH	CALL	SOLE	NONE	650,000
W-H ENERGY SVCS INC	COM	92925E108	862	9,000	SH	CALL	SOLE	NONE	9,000
WACHOVIA CORP	COM	929903102	621	40,000	SH		SOLE	NONE	40,000
DISNEY WALT CO	COM DISNEY	254687106	2,028	65,000	SH	PUT	SOLE	NONE	65,000
WENDYS INTL INC	COM	950590109	11,569	425,000	SH		SOLE	NONE	425,000
WYNN RESORTS LTD	COM	983134107	814	10,000	SH	PUT	SOLE	NONE	10,000
XM SATELLITE RADIO HLDGS INC	CL A	983759101	1,046	133,474	SH		SOLE	NONE	133,474

XTO ENERGY INC	COM	98385X106	233	3,400	SH		SOLE	NONE	3,400
XTO ENERGY INC	COM	98385X106	1,370	20,000	SH	CALL	SOLE	NONE	20,000
YAHOO INC	COM	984332106	2,809	135,967	SH		SOLE	NONE	135,967
YAMANA GOLD INC	COM	98462Y100	711	43,000	SH		SOLE	NONE	43,000
ZALE CORP NEW	COM	988858106	7,556	400,000	SH		SOLE	NONE	400,000
ZIONS BANCORPORATION	COM	989701107	315	10,000	SH		SOLE	NONE	10,000
				447,052					

</TABLE>

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